UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Gamida Cell Ltd.

On February 16, 2021, Gamida Cell Ltd. (the “Company”) issued a press release announcing the closing of an offering of 5.875% exchangeable senior notes due in 2026 (the “Notes”), in the aggregate original principal amount of $75,000,000, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Issuer on Form 6-K (this “Report”).

On February 15, 2021, the Company and Gamida Cell Inc., a wholly-owned subsidiary of the Company (the “Issuer”), entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with certain funds affiliated with Highbridge Capital Management, LLC (the “Buyers”), pursuant to which the Issuer agreed to issue and sell the Notes to the Buyers, which Notes the Company fully and unconditionally guaranteed on a senior unsecured basis (the “Guarantee”). The Notes and Guarantee were issued pursuant to an Indenture between the Company, the Issuer, and Wilmington Savings Fund Society, FSB, entered into on February 16, 2021 (the “Indenture”). The Notes were sold at 100% of the principal amount thereof and will accrue interest payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2021, at a rate of 5.875% per year. The Notes will mature on February 15, 2026, unless earlier exchanged, redeemed or repurchased. Subject to certain limitations, the holders of the Notes can elect to exchange the Notes for the Company’s ordinary shares at an initial exchange rate of 56.3063 per $1,000 principal amount of Notes (equivalent to an exchange price of $17.76 per share). The initial exchange price of the Notes represents a premium of 50% over the closing price of the Company’s ordinary shares on February 12, 2021.

Subject to certain conditions, the Issuer may redeem for cash all or any portion of the Notes, at its option, if the last reported sale price of the Company’s ordinary shares has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Moelis & Company served as a transaction advisor to Gamida Cell.

On February 16, 2021, the Company, the Issuer and the Buyers also entered into a Registration Rights Agreement, pursuant to which the Company agreed to provide the Buyers and their transferee(s) certain registration rights with respect to the Registrable Securities (as defined therein).

A copy of the Indenture is filed as Exhibit 4.1 of this Report, the form of Note is filed as Exhibit 4.2 to this Report, a copy of the Note Purchase Agreement is filed as Exhibit 10.1 to this Report and a copy of the Registration Rights Agreement is filed as Exhibit 10.2 to this Report. The foregoing descriptions of the terms of the Indenture, the Notes, the Note Purchase Agreement and the Registration Rights Agreement, respectively, do not purport to be complete and are qualified in their entirety by reference to such exhibits.

This Report is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701), which was filed with the Securities and Exchange Commission on November 14, 2019 and was declared effective on November 27, 2019.

Exhibit

4.1	Indenture dated February 16, 2021, between Gamida Cell Inc., as the Issuer, Gamida Cell Ltd., as the Guarantor, and Wilmington Savings Fund Society, FSB, as Trustee.
4.2	Form of 5.875% Exchangeable Senior Note due 2026 (included in Exhibit 4.1).
10.1	Note Purchase Agreement dated February 15, 2021, between Gamida Cell Ltd., Gamida Cell Inc. and the entities listed on the Schedule of Buyers attached thereto.
10.2	Registration Rights Agreement dated February 16, 2021, by and between Gamida Cell Ltd. and the entities listed on the signature pages thereto.
99.1	Press release dated February 16, 2021, Gamida Cell Announces $75 Million Financing with Highbridge Capital Management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

February 16, 2021	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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